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Thaddeus Weed	Cogent Communications
Chief Financial Officer	2450 N Street NW
1-202-295-4200	Washington, DC 20037
tweed@cogentco.com	USA

January 6, 2017

VIA EDGAR

Mr. Carlos Pacho, Senior Assistant Chief Accountant

Office of Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St., NE, Mail Stop 3720

Washington, D.C. 20549

Re:	SEC comment letter dated December 23, 2016 regarding:
Cogent Communications Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K filed November 3, 2016
File No. 000-51829

Dear Mr. Pacho,

This letter sets forth Cogent Communications Holdings, Inc.’s (the “Company,” “we,” or “our”) response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 23, 2016.  The Staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Form 8-K Filed November 3, 2016

Exhibit 99.1

Financial and Business Highlights

1.              Your presentation of non-GAAP measures is inconsistent with the guidance in Q&A 102.10 of the C&DI on Non-GAAP Measures issued on May 17, 2016. Please comply with this comment in your next earnings release.

Response:

The Company respectfully notes the Staff’s comment and the Company confirms that in future filings it will comply with the guidance in Q&A 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016.

Summary of Financial and Operational Results

2.              Please reconcile “non-GAAP gross profit” to the most comparable GAAP measure, “gross profit,” which includes the allocation of applicable depreciation and amortization in network operating expenses.

Response:

The Company respectfully notes the Staff’s comment and the Company confirms that in future filings, “non-GAAP gross profit” will be reconciled to the most comparable GAAP measure, “gross profit,” which includes the allocation of applicable depreciation and amortization in networking operating expenses.

Below is our proposed reconciliation of non-GAAP gross profit and non-GAAP gross margin to GAAP gross profit and GAAP gross margin for the quarter ended September 30, 2016.  Each period included in our future earnings releases would be presented in the same manner.

Schedule of Non-GAAP Measures — Non-GAAP Gross Profit and Non-GAAP Gross Margin (1)	Q3 2016
Service revenue total	$113,057
Minus - Network operations expense including equity-based compensation and including depreciation and amortization	67,631
GAAP Gross Profit	$45,426
Plus - Equity-based compensation — network operations expense	161
Plus — Depreciation and amortization expense	18,804
Non-GAAP Gross Profit (1)	$64,391
GAAP Gross Margin (2)	40.2%
Non-GAAP Gross Margin (1)	57.0%

(1)         Non-GAAP gross profit represents service revenue less network operations expense, excluding equity-based compensation and amounts shown separately (depreciation and amortization expense). Non-GAAP gross margin is defined as non-GAAP gross profit divided by total service revenue.  Management believes that non-GAAP gross profit and non-GAAP gross margin are relevant metrics to provide to investors, as they are metrics that management uses to measure the margin and amount available to the Company after network service costs, in essence these are measures of the efficiency of the Company’s network.

(2)         GAAP gross margin is defined as GAAP gross profit divided by total service revenue.

* * * * * * * *

I hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 295-4200 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Yours truly,

/s/ Thaddeus Weed
Thaddeus Weed
Chief Financial Officer
Cogent Communications Holdings, Inc.

cc:	Robert Beury, Cogent Communications Holdings, Inc.
Brett Rembold, Ernst & Young LLP
Brian D. Miller, Latham & Watkins LLP